QKL Stores, Inc. Reports Fiscal Second Quarter 2008 Financial Results
--2Q08 Revenues Increased 34% to $25.3 Million--
--2Q08 Gross Profit Increased 49% to $6.0 Million--
--2Q08 Net income increased 31% to $1.3 Million--

Da Qing, China, August 14, 2008 - QKL Stores, Inc. (“Company”) (OTCBB: QKLS), a leading regional supermarket chain in Northeast China, today reported its financial results for the second quarter ending June 30, 2008.

Revenue
Second quarter revenue increased 34.4% to $25.3 million compared to $18.8 million in the second quarter 2007. Direct sales, which consists of revenue derived from 22 supermarkets, represented $25.3 million, or 95.7% of the quarter’s total revenue. This retail revenue was primarily driven by increased demand in the Company’s three core categories (fresh food, non-food, and grocery) plus the opening of one new supermarket in March 2008. Other operating income, which includes revenue from the Company’s lone department store and from renters within its supermarket retail locations, represented $1.1 million, or 4.3% of sales in the second quarter of 2008..

Gross Profit
In the second quarter 2008, gross profits increased 49.0% to $6.0 million from $4.0 million for the second quarter 2007. Gross margin for the second quarter increased 170 basis points to 22.5%, compared to 20.8% in the same period last year. Gross margin was also up sequentially from 22.2% in the first quarter 2008. The increase in gross margin reflected the growing sales volume of high margin items and increased operating efficiencies.

Selling and General and Administrative Expenses
Second quarter 2008 selling, general and administrative expenses increased to $4.2 million, or 15.8% of sales, compared to $2.5 million, or 13.0% of sales in the prior year period. This increase was primarily due to growing salary expense as the Company hires new employees and higher marketing expenses, both associated with the company’s implementation of its expansion plans.

Income Tax Expense
Income tax expense was $486,772, or 27.1% of pre-tax income in the second quarter of 2008. Income tax expense in the second quarter of 2007 was $479,398, or 32.3% of pre-tax income. This reduction was due entirely to a decreased income tax rate, from 33% of pre-tax net income to 25% of pre-tax net income, which took effect on January 1, 2008, as a result of changes in PRC tax laws.

Net Income and Earnings per Share
Net income in the second quarter of 2008 increased 30.6% to $1.3 million, or $0.04 per diluted share, from $1.0 million, or $0.05 per diluted share, in the prior year’s second quarter. Diluted shares increased 63.1% to 31.1 million in the second quarter 2008 from 19.1 million in the second quarter 2007. This increase in the diluted share count was due to the Company’s reverse merger transaction on March 28, 2008.

Cash Flow for the First Six Months of 2008
Net cash flow from operating activities was $8.4 million in the first half of 2008 compared to $2.5 million in the first half of 2007. Net cash flow used by investing activities was $1.1 million in the first half of 2008 compared to $1.0 million in the first half of 2007. Net cash flow provided by financing activities was $10.7 million in the first half of 2008 compared to $517,465 used in the first half of 2007.

New Store Development
At end of the 2008 second quarter, the Company had 22 supermarkets and one department store for a total of approximately 55,000 square meters. The company opened two new supermarkets in the first half of the year, one in March and the second in July, for an additional 10,000 square meters of retail supermarket space.

Mr. Wang Zhuangyi, Chairman and CEO, “We are pleased with our results for the second quarter. Our sales momentum was strong and we produced solid growth primarily through increased efficiency in our operations and an improvement in our sales mix. Increased demand in our core areas, particularly fresh food and non-food consumer items, had the greatest impact on our direct sales.

Since the beginning of the year, we have opened two new stores that total approximately 10,000 square meters. In the second half of 2008, we anticipate that our total net revenue will continue to increase as we open an additional 45,000-50,000 square meters of new stores and increase the volume of merchandise we sell. Our goal is to have a total of approximately 110,000-115,000 square meters of store space by the end of 2008. With nearly $30 million in cash, a sequential quarterly increase of nearly $3 million in cash from operations and continued operating cash flow growth projected for the second half of 2008, we are in a solid position to move forward with our aggressive expansion plans.

In the second half of the year, we believe our gross margin will trend in the 18-19% range as we remain focused on providing our customers with low prices in order to increase market share and long-term sales volume as well as focus on new store openings, which tend to be less profitable during their early months of operation.

We are committed to enhancing our sales opportunity by maximizing productivity within our existing stores and expanding out total store base. Our goal is to become a leading regional supermarket chain in northeast China, which we can accomplish by delivering great value and offering the finest and freshest products to our customers. Our experienced management team, our strategic plan, and our strong capital structure provide us with the right foundation to leverage the growing opportunities in our business. We continue to focus on developing all segments of our business and are confident in our ability to deliver meaningful growth ahead,” concluded Mr. Wang.

About QKL Stores, Inc.:

Based in Da Qing, China, QKL Stores, Inc. is a leading regional supermarket chain in Northeast China. QKL Stores sells a broad selection of merchandise, including groceries, fresh food, and non-food items, through its retail supermarkets, convenience store, and department store; the company also has its own distribution centers that service its supermarkets.

Safe Harbor Statement

Certain statements in this release and other written or oral statements made by or on behalf of the Company are “forward looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. The forward looking statements are subject to a number of risks and uncertainties including market acceptance of the Company’s services and projects and the Company’s continued access to capital and other risks and uncertainties. The actual results the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These statements are based on our current expectations and speak only as of the date of such statements.

Contact Information

Company Contact
QKL Stores, Inc.
Rhett Xudong Wang
Tel: +86-45-9460-7987

Investor Relations:
In the U.S.:
Abbie Gellman & Bill Zima
Tel: +1-203-682-8200

In Asia:
Annie Chen
Tel: +86-10-8523-3087

QKL STORES INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED JUNE 30, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

	Three months ended June 30,
	2008	2007
Net revenues
Direct sales	$25,331,608	$18,846,390
Other operating income	1,136,953	386,788

	$26,468,561	$19,233,178
Cost of inventories sold	(20,515,551)	(15,238,572)

Gross profit	$5,953,010	$3,994,606

Selling	(3,393,810)	(2,301,847)
General and administrative	(788,742)	(192,783)

Operating income	$1,770,458	$1,499,976
Interest income	83,346	11,917
Interest expenses	(55,643)	(28,617)

Income before income taxes	$1,798,161	$1,483,276

Income taxes	(486,772)	(479,398)

Net income	$1,311,389	$1,003,878

Basic earnings per share	$0.06	$0.05

Diluted earnings per share	$0.04	$0.05

Basic weighted average share
outstanding	20,882,353	19,082,299

Diluted weighted average share
outstanding	31,127,457	19,082,299

QKL STORES INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

	Six months ended June 30,
	2008	2007
Net revenues
Direct sales	$58,155,170	$45,080,329
Other operating income	2,310,978	757,396

	$60,466,148	$45,837,725
Cost of inventories sold	(46,983,058)	(36,194,587)

Gross profit	$13,483,090	$9,643,138

Selling	(6,350,502)	(4,495,920)
General and administrative	(1,198,919)	(373,361)

Operating income	$5,933,669	$4,773,857
Interest income	107,198	21,876
Interest expenses	(128,651)	(80,727)

Income before income taxes	$5,912,216	$4,715,006

Income taxes	(1,520,450)	(1,544,193)

Net income	$4,391,766	$3,170,813

Basic earnings per share	$0.21	$0.17

Diluted earnings per share	$0.14	$0.17

Basic weighted average share
outstanding	20,882,353	19,082,299

Diluted weighted average share
outstanding	30,753,466	19,082,299

QKL STORES INC.

CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2008 AND 2007
(Stated in US Dollars)

	June 30, 2008	December 31,2007
ASSETS	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$29,908,003	$10,742,064
Pledged deposits	300,000	-
Other receivables	3,821,284	3,190,205
Inventories and consumables	7,907,723	8,239,770
Advances to suppliers	1,045,210	1,005,824
Prepaid expenses	1,742,923	909,587

Total current assets	$44,725,143	$24,087,450
Property, plant and equipment, net	10,196,727	9,806,545
Lease prepayments, net	798,046	752,844

TOTAL ASSETS	$55,719,916	$34,646,839

LIABILITIES AND
STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$2,182,834	$2,734,444
Accounts payable	11,646,927	7,856,753
Cash card and coupon liabilities	2,138,578	1,814,229
Deposits received	52,719	873,657
Accruals	745,712	347,486
Other PRC taxes payable	322,584	16,115
Other payables	1,072,729	793,484
Income taxes payable	493,698	374,895

Total current liabilities	$18,655,781	$14,811,063
Long-term bank loans	-	2,050,833

TOTAL LIABILITIES	$18,655,781	$16,861,896

Commitments and contingencies	$-	$-

QKL STORES INC.

CONSOLIDATED BALANCE SHEETS (Continued)
AS AT JUNE 30, 2008 AND 2007
(Stated in US Dollars)

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
STOCKHOLDERS’ EQUITY
Common stock, par value $0.001,
100,000,000 shares authorized,
20,882,353 and 19,082,299 issued
and outstanding respectively	$20,882	$19,082
Series A convertible preferred stock,
par value $0.01, 10,000,000 shares
authorized, 9,117,647 and nil issued
and outstanding respectively	91,176	-
Additional paid-in capital	19,805,207	4,457,653
Statutory reserves	2,703,742	2,703,742
Retained earnings	10,803,372	9,179,694
Accumulated other comprehensive
income	3,639,756	1,424,772

	$37,064,135	$17,784,943

TOTAL LIABILITIES AND
STOCKHOLDERS’ EQUITY	$55,719,916	$34,646,839

QKL STORES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

	Six months ended June 30,
	2008	2007
Cash flows from operating activities
Net income	$4,391,766	$3,170,813
Depreciation	872,058	711,906
Amortization	8,111	1,731
Loss on disposal of plant and equipment	184,684	22,536
Adjustments to reconcile net income to net
cash provided by operating activities:
Other receivables	(413,108)	(3,620,377)
Inventories and consumables	837,907	869,052
Advances to suppliers	24,633	854,490
Prepaid expenses	(749,020)	519,965
Accounts payable	3,191,214	249,305
Cash card and coupon liabilities	201,683	373,288
Deposits received	(852,263)	(849,228)
Accruals	344,202	154,563
Other PRC taxes payable	296,759	(55,740)
Other payables	(13,089)	427,938
Income taxes payable	91,984	(325,224)

Net cash provided by operating activities	$8,417,521	$2,505,018

Cash flows from investing activities
Purchase of plant and equipment	$(822,573)	$(979,087)
Payment of lease prepayments	(4,949)	(3,816)
Increase in pledged deposits	(300,000)	-

Net cash used in investing activities	$(1,127,522)	$(982,903)

Cash flows from financing activities
Issue of capital, net of transaction costs
of $1,976,470	$13,521,730	$-
Bank borrowings	-	4,527,820
Bank repayments	(2,827,802)	(5,045,285)

Net cash provided by (used in) financing
activities	$10,693,928	$(517,465)

QKL STORES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

	Six months ended June 30,
	2008	2007

Net cash and cash equivalents sourced	$17,983,927	$1,004,650

Effect of foreign currency translation on cash
and cash equivalents	1,182,012	117,897

Cash and cash equivalents-beginning of year	10,742,064	4,116,600

Cash and cash equivalents-end of year	$29,908,003	$5,239,147

Supplementary cash flow information:
Interest received	$107,199	$21,876
Interest paid	128,651	80,727
Tax paid	1,428,466	1,869,417